Filed Pursuant to Rule 433

Registration No: 333-134553

Fed Trade Weighted Total Return Yield Note
“Short USD vs. Federal Reserve Trade	Indicative Terms and Conditions
Weighted Index Currencies”
February 29, 2008

Contact:+1 (212) 526 2237

Lehman Brothers Holdings Inc. has filed a registration statement (including a prospectus) with the U.S. Securities and Exchange Commission (SEC) for this offering. Before you invest, you should read the prospectus dated May 30, 2006, the prospectus supplement dated May 30, 2006 for its Medium Term Notes, Series I, and other documents Lehman Brothers Holdings Inc. has filed with the SEC for more complete information about Lehman Brothers Holdings Inc. and this offering.  Buyers should rely upon the prospectus, prospectus supplement and any relevant free writing prospectus for complete details.  You may get these documents and other documents Lehman Brothers Holdings Inc. has filed for free by searching the SEC online database (EDGAR®) at www.sec.gov with “Lehman Brothers Holdings Inc.” as a search term. You may also access the prospectus and Series I MTN prospectus supplement on the SEC web site as follows:

Series I MTN prospectus supplement dated May 30, 2006:

http://www.sec.gov/Archives/edgar/data/806085/000104746906007785/a2170815z424b2.htm

Prospectus dated May 30, 2006:

http://www.sec.gov/Archives/edgar/data/806085/000104746906007771/a2165526zs-3asr.htm

Alternatively, Lehman Brothers Inc. will arrange to send you the prospectus, Series I MTN prospectus supplement and final pricing supplement (when completed) if you request it by calling your Lehman Brothers sales representative or 1-888-603-5847.

Summary Description

These notes bear interest at an annual rate of 1.00%, payable at maturity, while also allowing an investor to hold via a single basket a long position in 25 currencies (collectively, the Reference Currencies) relative to the U.S. dollar (USD).  The Reference Currencies represented in the basket and their corresponding Weightings in the basket are designed to replicate the composition and weightings of the “Broad Dollar Index” published by the Federal Reserve Board.  A full listing of the currencies and associated weights is shown in section “Weightings and Initial Reference Currency Rates”; for a description of the Weightings and the Broad Dollar Index, see “Description of the Weightings and the Federal Reserve Board’s Broad Dollar Index”.  On the Maturity Date, the investor will receive a Redemption Amount equal to the principal amount of the notes held by that investor multiplied the sum of 1 plus the Basket Return, which will be determined on the Valuation Date.  The Basket Return is linked to the aggregate appreciation or depreciation of the Reference Currencies relative to the USD, and may be negative.  Accordingly, if on the Valuation Date the Basket Return is greater than zero, the Redemption Amount payable on the Maturity Date will equal 100% of the principal amount of the notes plus an additional return equal to the combined percentage appreciation of the Reference Currencies relative to the USD.  However, because the notes are not principal protected, if on the Valuation Date the Basket Return is negative, the Redemption Amount will equal 100% of the principal amount of the notes minus the aggregate percentage depreciation in the Reference Currencies relative to the USD.  Accordingly, if the Basket Return is negative, the Redemption Amount per note will be less than the principal amount of the notes held by an investor and, if the Basket Return is sufficiently negative, the decrease in the Redemption Amount payable to an investor may more than offset the 1.00% interest payable on the notes, resulting in a net payment on the notes on the Maturity Date that is less than, and may be substantially less than, the principal amount invested.

Issuer	Lehman Brothers Holdings Inc. (A1, A+, AA–)(1)
Principal Amount	USD [TBD]
Issue Price	100%
Principal Protection	Not principal protected

(1)     Lehman Brothers Holdings Inc. is rated A+ by Standard & Poor’s, A1 by Moody’s and AA- by Fitch. A credit rating reflects the creditworthiness of Lehman Brothers Holdings Inc. and is not a recommendation to buy, sell or hold securities, and it may be subject to revision or withdrawal at any time by the assigning rating organization. Each rating should be evaluated independently of any other rating.

Trade Date	TBD
Issue Date	Trade Date+ [4] Business Days
Valuation Date	Maturity Date–[4] Valuation Business Days; provided that, upon the occurrence of a Disruption Event, the Valuation Date may be postponed (as described under “Disruption Events” below).
Maturity Date	Issue Date + 1 Year
Coupon Payment Date	Maturity Date
Coupon

1.00% per annum

In the case of Non-U.S. holders, Lehman Brothers Holdings Inc. intends to withhold in an amount equal to 30% of the Coupon payable. See “United States Federal Income Tax Treatment” below.

Day Count	30/360
Reference Currencies

Euro (EUR), Canadian Dollar (CAD), Chinese Yuan (CNY), Mexican Peso (MXN), Japanese Yen (JPY), British Pound Sterling (GBP), Korean Won (KRW), Taiwan Dollar (TWD), Malaysian Ringgit (MYR), Brazilian Real (BRL), Hong Kong Dollar (HKD), Singapore Dollar (SGD), Thai Baht (THB), Swiss Franc (CHF), Indian Rupee (INR), Australian Dollar (AUD), Swedish Kroner (SEK), Israeli Sheckel (ILS), Russian Ruble (RUB), Indonesian Rupiah (IDR), Saudi Riyal (SAR), Philippine Peso (PHP), Chilean Peso (CLP), US Dollar (USD), Argentine Peso (ARS) and Colombian Peso (COP)

Redemption Amount	A single U.S. Dollar payment on the Maturity Date equal to the principal amount of each note multiplied by:
(1+ Basket Return)
provided that the minimum Redemption Amount payable on the notes shall be zero.

If the Basket Return is negative, the Redemption Amount per note will be less than the principal amount of that note and, if the Basket Return is sufficiently negative, the decrease in the Redemption Amount payable to an investor may more than offset the [1.00%] interest payable on the notes, resulting in a net payment on the notes that is less than, and may be substantially less than, the principal amount invested.

Basket Return	The sum of the Weighted Currency Returns for the Reference Currencies. This sum of the Weighted Currency Returns may be negative, resulting in a negative Basket Return.
Weighted Currency Returns	For EUR, GBP, and AUD (expressed as a percentage):
Weighting	x	{	Settlement Rate – Initial Reference Currency Rate	}
Initial Reference Currency Rate
For each Reference Currency other than EUR, GBP, and AUD (expressed as a percentage)

Weighting	x	{	Initial Reference Currency Rate – Settlement Rate	}
Settlement Rate

Weightings and Initial Reference Currency Rates	The Weighting and Initial Reference Currency Rate for each Reference Currency is as set forth below:
	Reference Currency	Weighting	Initial Reference Currency Rate	Reference Currency	Weighting	Initial Reference Currency Rate

	EUR	17.577%	TBD	CHF	1.382%	TBD
	CAD	16.524%	TBD	INR	1.259%	TBD
	CNY	15.101%	TBD	AUD	1.208%	TBD
	MXN	9.627%	TBD	SEK	1.098%	TBD
	JPY	9.492%	TBD	ILS	1.044%	TBD
	GBP	4.515%	TBD	RUB	1.008%	TBD
	KRW	3.646%	TBD	IDR	0.889%	TBD
	TWD	2.495%	TBD	SAR	0.829%	TBD
	MYR	2.100%	TBD	PHP	0.734%	TBD
	BRL	2.100%	TBD	CLP	0.691%	TBD
	HKD	1.935%	TBD	USD*	0.490%	1
	SGD	1.914%	TBD	ARS	0.479%	TBD
	THB	1.400%	TBD	COP	0.461%	TBD
	* Included in lieu of the Venezuelan Bolivar, which has a weighting of 0.490% in the Broad Dollar Index.

The Initial Reference Currency Rate for each Reference Currency (other than the USD) is the Reference Exchange Rate for that Reference Currency determined by the Calculation Agent on the Trade Date in accordance with the Settlement Rate Option. The Initial Reference Currency Rate for the USD is 1.

Reference Exchange Rates

The spot exchange rate for each of the Reference Currencies quoted against the U.S. Dollar (USD), expressed (a) for EUR, GBP and AUD, as the number of USD per unit of the Reference Currency, and (b) for each Reference Currency than EUR, GBP and AUD, as number of units of the Reference Currency per USD 1.

Settlement Rate

For each Reference Currency (other than the USD), the Reference Exchange Rate on the Valuation Date, determined in accordance with the applicable Settlement Rate Option (subject to the occurrence of a Disruption Event). The Settlement Rate for the USD shall be 1.

Settlement Rate Options and Valuation Business Days

For each Reference Currency as set forth below. For further information concerning the Settlement Rate Option and Valuation Business Day, see “Description of the Notes—Currency-Indexed Notes” in, and Appendix A to, the prospectus supplement dated May 30, 2006 for the Issuer’s Medium Term Notes, Series I.

	Reference Currency		Screen Reference		Valuation Business Day

	EUR		EURUSDFIXM=WM*		London
	CAD		USDCADFIXM=WM*		London
	CNY		SAEC		Beijing
	MXN		USDMXNFIX=		Mexico City
	JPY		USDJPYFIXM=WM*		London

	GBP	GBPUSDFIXM=WM*	London
	KRW	KFTC18	Seoul
	TWD	TAIFX1	Taipei
	MYR	ABSIRFIX01	Singapore
	BRL	BRFR	Brasilia, Rio de Janeiro and São Paulo
	HKD	USDHKDFIXM=WM*	London
	SGD	ABSIRFIX01	Singapore
	THB	ABSIRFIX01	Singapore
	CHF	USDCHFFIXM=WM*	London
	INR	RBIB	Mumbai
	AUD	USDAUDFIXM=WM*	London
	SEK	USDSEKFIXM=WM*	London
	ILS	FXIL	Tel Aviv
	RUB	EMTA	Moscow
	IDR	ABSIRFIX01	Singapore
	SAR*	USDSARFIXM=WM*	London
	PHP	PDSPESO (as successor to PHPESO)	Manila
	CLP	CLOPB=	Santiago
	ARS**	EMTA	Buenos Aires and New York
	COP***	COTCRM=RR	Bogota and New York

*

The Settlement Rate Option for the relevant Reference Currency is the Reference Currency/U.S. Dollar spot exchange rate, expressed as the amount of Reference Currency per one U.S. dollar, as published by the WM Company and appearing immediately under the caption ‘‘Bid/Ask’’ on the Reuters page specified as the “Screen Reference” in relation to that Reference Currency at approximately 4:00 p.m., London time, on the Valuation Date.

**

The Settlement Rate Option for ARS is the Argentine Peso/U.S. Dollar official fixing rate, expressed as the amount of Argentine Pesos per one U.S. Dollar, for settlement in two Business Days reported by the Trade Association for the Emerging Markets on page emta.org at approximately 12:00 pm Buenos Aires time on the Valuation Date.

***

The Settlement Rate Option for COP is the Colombian Peso/U.S. dollar fixing rate, expressed as the amount of Colombian Pesos per one U.S. dollar, for settlement in two Business Days, which appears under the caption “Latest” on the Reuters page COTCRM=RR at approximately 7:00 pm on the Valuation Date.

Business Day	New York
Business Day Convention	Following, unadjusted
Disruption Event	If a Disruption Event relating to one or more Reference Currencies is in effect on the scheduled Valuation Date, the Calculation Agent will calculate the Basket Return using
• for each Reference Currency that did not suffer a Disruption Event on the scheduled Valuation Date, the Settlement Rate on the scheduled Valuation Date, and

•                  for each Reference Currency that did suffer a Disruption Event on the scheduled Valuation Date, the Settlement Rate on the immediately succeeding scheduled Valuation Business Day for such Reference Currency on which no Disruption Event occurs or is continuing with respect to such Reference Currency;

provided however that if a Disruption Event has occurred or is continuing with respect to a Reference Currency on each of the three scheduled Valuation Business Days following the scheduled Valuation Date, then (a) such third scheduled Valuation Business Day shall be deemed the Valuation Date for the affected Reference Currency; and (b) the Calculation Agent will determine the Settlement Rate for the affected Reference Currency on such day in accordance with “Fallback Rate Observation Methodology” (as defined under “Description of the Notes—Currency-Indexed Notes” in the prospectus supplement dated May 30, 2006, for the Issuer’s Medium Term Notes, Series I).

A “Disruption Event” means any of the following events with respect to a Reference Currency, as determined in good faith by the Calculation Agent:

(A)      the occurrence and/or existence of an event on any day that has the effect of preventing or making impossible (x) the conversion of the Reference Currency into USD through customary legal channels; or (y) the delivery of USD from accounts inside the Reference Currency Jurisdiction for that Reference Currency to accounts outside that Reference Currency Jurisdiction,

(B) the occurrence of any event causing the Reference Exchange Rate to be split into dual or multiple currency exchange rates; or

(C)        the Settlement Rate being unavailable for the Reference Currency, or the occurrence of an event (i) in the Reference Currency Jurisdiction for that Reference Currency that materially disrupts the market for that Reference Currency or (ii) that generally makes it impossible to obtain the Settlement Rate, on the Valuation Date.

For purposes of the above, “scheduled Valuation Business Day” means a day that is or, in the judgment of the Calculation Agent, should have been, a Valuation Business Day for the affected Reference Currency.

Calculation Agent	Lehman Brothers Inc.
Underwriter	Lehman Brothers Inc.
Issue Type	USMTN
Identifier	ISIN: TBD
CUSIP: TBD
Settlement System	DTC
Listing	Not Applicable
Denominations	USD 10,000 and whole multiples of USD 10,000
Issue Type	US MTN

Fees		Price to Public (1)	Fees (2)	Proceeds to the Issuer
	Per note	$10,000	$60.00	$9,940.00
	Total

(1)          The price to public includes Lehman Brothers Holdings Inc.’s cost of hedging its obligations under the notes through one or more of its affiliates, which includes such affiliates expected cost of providing such hedge as well as the profit such affiliates expect to realize in consideration for assuming the risks inherent in providing such hedge.

(2)          Lehman Brothers Inc. will receive commissions of up to $60.00 per $10,000 principal amount, or of up to 0.6%, and may use all or a portion of these commissions to pay selling concessions or fees to other dealers. Lehman Brothers Inc. and/or an affiliate may earn adjustment income as a result of payments pursuant to any hedges.

Risk Factors

An investment in the notes entails certain risks not associated with an investment in conventional floating rate or fixed rate medium-term notes. See “Risk Factors” generally, and “Risk Factors—Risks Relating to Currency-Indexed Notes” specifically, in the Series I MTN prospectus supplement.

United States Federal Income Tax Treatment

Lehman Brothers Holdings Inc. intends to treat the Notes as financial contracts subject to the Foreign Currency Rules, as described under “Supplemental United States Federal Income Tax Consequences—Financial Contracts” in the Series I MTN prospectus supplement.   However, no statutory, judicial or administrative authority directly addresses the treatment of the Notes.  The characterization and the tax treatment of the Notes is uncertain and some of the discussion under “Supplemental United States Federal Income Tax Consequences—Financial Contracts” in the Series I MTN prospectus supplement could be inapplicable.   Any differing treatment could affect the amount, timing, and character of income with respect to the Notes.  For example, the IRS recently issued a Revenue Ruling treating certain foreign currency-linked instruments as indebtedness.  Although the terms of the Notes are distinguishable from those of the Revenue Ruling, there can be no assurance that the IRS will not seek to apply the Revenue Ruling to the Notes or otherwise recharacterize the Notes as indebtedness. The Notes are subject to complex tax rules and investors should consult their own tax advisors regarding the tax treatment of the Notes. In the case of a Non-U.S. holder, Lehman Brothers Holdings Inc. intends to withhold in an amount equal to 30% of the Coupon payable.

Assuming the Notes are characterized as financial contracts, gain or loss upon a sale, exchange or other disposition of the notes will generally be treated as ordinary gain or loss unless you make a valid election before the close of the day on which you purchase the Notes to treat such gain or loss as capital gain or loss. It is unclear whether the Notes qualify for such an election, and you should consult your own advisors in that regard.  In addition, the Notes may be subject to the “mark-to-market” rules of section 1256 of the Code, and you could incur federal tax liability on an annual basis in respect of an increase in the value of the Notes without a corresponding receipt of cash.  If you have made a valid election as described above, the “mark-to-market” rules would treat 60% of any capital gain or loss recognized on the sale, exchange, settlement or other disposition as long-term capital gain or loss, and 40% of any such gain or loss as short-term capital gain or loss.  You should consult your advisors with respect to the character of gain or loss with respect to the sale, exchange, settlement or other disposition of the Notes.  See “Supplemental United States Federal Income Tax Consequences—Financial Contracts—Foreign Currency Rules” in the Series I MTN prospectus supplement.

On December 7, 2007, the IRS released a Notice indicating that the IRS and the Treasury Department are considering and seeking comments as to whether holders of instruments similar to the Notes should be required to accrue income on a current basis over the term of the Notes, regardless of whether any payments are made prior to maturity. In addition, the Notice provides that the IRS and the Treasury Department are considering related issues, including, among other things, whether gain or loss from such instruments should be treated as ordinary or capital, whether foreign holders of such instruments should be subject to withholding tax, whether the tax treatment of such instruments should vary depending upon the nature of the underlying asset, and whether such instruments should be subject to the special “constructive ownership rules” contained in section 1260 of the Code. It is not possible to predict what changes, if any, will be adopted, or when they will take effect. Any such changes could affect the amount, timing and character of income, gain or loss in respect of the notes, possibly with retroactive effect. Holders are urged to consult their tax advisors concerning the impact of the Notice on their investment in the Notes.

Subject to future developments with respect to the foregoing, Lehman Brothers Holdings Inc. intends to continue to treat the Notes for U.S. federal income tax purposes in accordance with the treatment described above.

Hypothetical Historical Basket Return

The following chart shows the hypothetical Basket Return at the end of each week in the period from the week ending February 20, 2005 through the week ending February 24, 2008, based on the hypothetical composite performance of the Reference Currencies using data obtained from Reuters; neither Lehman Brothers Inc. nor Lehman Brothers Holdings Inc. makes any representation or warranty as to the accuracy or completeness of this data.  For purposes of the graph below, the Basket Return was indexed to a level of 0.0 on February 24, 2008 based upon the Reference Exchange Rates determined on that day.  The composite value of the Reference Currencies on any prior day was obtained by using the calculation of the Basket Return described above. Spot exchange rates used in this determination are expressed as the number of units of Reference Currency per U.S. dollar.  For purposes of the notes and the determination of the Redemption Amount, the Basket Return will be indexed to 0.0 on the Trade Date.

Historical Exchange Rates

Although the Basket Return will be calculated using the Weighted Currency Returns of the 25 Reference Currencies that comprise the basket, the combined Weightings of five Reference Currencies (EUR, CAD, CNY, MXN and JPY) comprise in aggregate 68.321% of the total basket Weightings.  Accordingly, appreciation or depreciation in one or more of these five Reference Currencies will have a more significant impact on the Basket Return than appreciation or depreciation in other of the Reference Currencies.

The following charts show the spot exchange rates for each of EUR, CAD, CNY, MXN and JPY at the end of each week in the period from the week ending February 20, 2005 through the week ending February 24, 2008 using historical data obtained from Reuters; neither Lehman Brothers Inc. nor Lehman Brothers Holdings Inc. makes any representation or warranty as to the accuracy or completeness of this data.  The spot exchange rates are expressed as the amount of U.S. dollars per Reference Currency to show the appreciation or depreciation, as the case may be, of the Reference Currency against the U.S. dollar.  The spot exchange rates used to calculate the Basket Return are expressed as the amount of Reference Currency per U.S. dollar, (except in the case of EUR, GBP and AUD which are expressed as the amount of U.S. dollars per Reference Currency), which are the inverse of the spot exchange rates presented in the following charts.  The historical data on each Reference Currency is not necessarily indicative of the future performance of the Reference Currencies, the Basket Return or what the value of the notes may be. Fluctuations in exchange rates make it difficult to predict the Redemption Amount payable at maturity, or whether that Redemption Amount will result in a positive return on the notes or a loss of principal.  Historical exchange rate fluctuations may be greater or lesser than those experienced by the holders of the notes.

Hypothetical Redemption Amount Payment Examples

The following payment examples for this note shows scenarios for the Redemption Amount payable at maturity per $10,000 note, including scenarios under which the Redemption Amount will be above and below 100% (that is, will reflect a positive return on the notes or a loss of principal), based on the hypothetical values for the Initial Reference Currency Rates (each of which will be determined on the Trade Date)and the Settlement Rates (which will be determined on the Valuation Date), and the resulting Basket Return.  The amount payable on the note at maturity will equal the principal amount of the notes times the sum of the Redemption Amount (expressed as a percentage) plus the Coupon of 1%.

The Initial Reference Currency Rate and Settlement Rate values for the Reference Currencies have been chosen arbitrarily for the purpose of these examples, are not associated with Lehman Brothers Research forecasts for any Reference Currency/USD exchange rates and should not be taken as indicative of the future performance of any Reference Currency/USD exchange rate.

Example 1: Certain of the Reference Currencies appreciate relative to their Initial Reference Currency Rates, while the other Reference Currencies depreciate relative to their Initial Reference Currency Rates, with the aggregate appreciation outweighing the aggregate depreciation and resulting in a positive Basket Return of 0.0151 (1.51%).  The Redemption Amount is therefore equal to 101.51% times the principal amount of the notes, or $10,151 per $10,000 note, and when added to the Coupon of 1.00%, a total payment on the Maturity Date equal to $10,251 per $10,000 note.

Because the Basket Return is 0.0151, the Redemption Amount payable at maturity is equal to $10,151 per $10,000 note (reflecting a return of [1.51%], or $151 per $10,000 note), calculated as follows:

Redemption Amount = $10,000 * (1 + 0.0151) = $10,151.00.

Total payments on the notes at maturity equal the Redemption Amount plus interest equal to 1% times the principal amount of the notes (or $100 per $10,000 note), resulting in a total payment at maturity for this note of $10,251.

The table below illustrates how the Basket Return in the above example was calculated:

Reference Currency	Initial Reference Currency Rate (on Trade Date)	Settlement Rate (on Valuation Date)	Weighting	Weighted Currency Return
EUR	1.4987	1.4410	17.577%	0.0070
CAD	0.9809	1.0661	16.524%	–0.0132
CNY	7.1570	6.8162	15.101%	0.0076
MXN	10.7305	10.4180	9.627%	0.0029
JPY	107.27	101.20	9.492%	0.0057
GBP	1.9877	1.9877	4.515%	0.0000
KRW	947.50	947.50	3.646%	0.0000
TWD	31.186	31.501	2.495%	–0.0002
MYR	3.2130	3.2786	2.100%	–0.0004
BRL	1.6860	1.5468	2.100%	0.0019
HKD	7.7932	7.0847	1.935%	0.0019
SGD	1.4042	1.3123	1.914%	0.0013
THB	30.20	29.04	1.400%	0.0006
CHF	1.0750	1.2500	1.382%	–0.0019
INR	39.90	36.61	1.259%	0.0011
AUD	0.9343	0.8124	1.208%	0.0018
SEK	6.2083	6.2710	1.098%	–0.0001
ILS	3.6350	3.7474	1.044%	–0.0003
RUB	24.2495	25.7973	1.008%	–0.0006
IDR	9082.50	8409.72	0.889%	0.0007
SAR	3.7496	3.7125	0.829%	0.0001
PHP	40.375	39.199	0.734%	0.0002
CLP	465.75	541.57	0.691%	–0.0010
USD	1	1	0.490%	0.0000
ARS	3.1585	3.5489	0.479%	–0.0005
COP	1870.88	1656	0.461%	0.0006
	Basket Return = Sum of Weighted Currency Returns =			0.0151	(1.51)%

Example 2: Certain of the Reference Currencies depreciate relative to their Initial Reference Currency Rates, while the other Reference Currencies depreciate relative to their Initial Reference Currency Rates, with the aggregate depreciation outweighing the aggregate appreciation and resulting in a negative Basket Return of –0.0133 (–1.33%).  Because the Basket Return is negative, the Redemption Amount is therefore equal to 98.67% times the principal amount of the notes, or $9,867 per $10,000 note, and when added to the Coupon of 1.00%, a total payment on the Maturity Date equal to $9,967 per $10,000 note, a loss of $33, or 0.33% of principal invested.

Because the Basket Return is –0.0133, the Redemption Amount payable at maturity is equal to $9,867.00 per $10,000 note (reflecting a loss of [–1.33%], or $133 per $10,000 note), calculated as follows:

Redemption Amount = $10,000 * (1 + [–0.0133]) = $9,867.00

Total payments on the notes at maturity equal the Redemption Amount plus interest equal to 1% times the principal amount of the notes (or $100 per $10,000 note), resulting in a total payment at maturity for this note of $9,967 per $10,000 note, a loss of $33, or 0.33% of principal invested.

The table below illustrates how the Basket Return in the above example was calculated:

Reference Currency	Initial Reference Currency Rate (on Trade Date)	Settlement Rate (on Valuation Date)	Weighting	Weighted Currency Return
EUR	1.4987	1.7226	17.577%	–0.0228
CAD	0.9809	0.9082	16.524%	0.0132
CNY	7.1570	6.8817	15.101%	0.0060
MXN	10.7305	10.6243	9.627%	0.0010
JPY	107.27	109.46	9.492%	–0.0019
GBP	1.9877	2.2086	4.515%	–0.0045
KRW	947.50	1101.74	3.646%	–0.0051
TWD	31.186	28.876	2.495%	0.0020
MYR	3.2130	3.1194	2.100%	0.0006
BRL	1.6860	1.7563	2.100%	–0.0008
HKD	7.7932	7.4221	1.935%	0.0010
SGD	1.4042	1.4938	1.914%	–0.0011
THB	30.20	30.51	1.400%	–0.0001
CHF	1.0750	1.0539	1.382%	0.0003
INR	39.90	36.94	1.259%	0.0010
AUD	0.9343	1.0381	1.208%	–0.0012
SEK	6.2083	5.3985	1.098%	0.0016
ILS	3.6350	3.8670	1.044%	–0.0006
RUB	24.2495	27.8730	1.008%	–0.0013
IDR	9082.5	8904.41	0.889%	0.0002
SAR	3.7496	3.4400	0.829%	0.0007
PHP	40.375	43.414	0.734%	–0.0005
CLP	465.75	535.34	0.691%	–0.0009
USD	1	1	0.490%	0.0000
ARS	3.1585	3.1904	0.479%	0.0000
COP	1870.88	1834	0.461%	0.0001
Basket Return = Sum of Weighted Currency Returns =				–0.0133	(–1.33%)

Description of the Weightings and the Federal Reserve Board’s Broad Dollar Index

All disclosure contained herein regarding the Federal Reserve Board’s broad dollar index (the “Index”), including, without limitation, its composition, method of calculation, weightings and methodologies, has been derived from publicly available sources. The information reflects the policies of the Federal Reserve Board as stated in these sources and these policies are subject to change at the discretion of the Federal Reserve Board. Neither Lehman Brothers Holdings Inc. nor Lehman Brothers Inc. has independently verified the accuracy or completeness of such information.

The Index is calculated and published by the U.S. Federal Reserve Board and reflects the weighted average of the foreign exchange rates of the U.S. dollar against the currencies of a large group of major U.S. trading partners.  The staff of the Board introduced the Index, as well as other currency indices, at the end of 1998.

Levels for the Index, as well as historical data, are published by the Federal Reserve Board in the Board’s H.10 daily update, available on the Federal Reserve Board’s website at http://www.federalreserve.gov/releases/H10/.  Lehman Brothers Holdings Inc. is not incorporating by reference herein, and neither Lehman Brothers Holdings Inc. nor Lehman Brothers Inc. is taking any responsibility for, the website or any material included in the website.

The weights of each currency included in the Index change over time, and are designed to reflect the importance of the respective economies for trade competition.  The importance of each respective economy for trade competition is in turn derived from U.S. export shares and from U.S. and foreign import shares (reflecting import, export, and third-market — i.e., markets which import from both the United States and the relevant economy — competitiveness).  These currency weights are updated and revised annually, but in unusual circumstances the weights may be revised at other times as well. Adjustments to the weights will likely result in changes to past values of the nominal and real indexes.  The currency weights in effect on any day are available in the Board’s H.10 daily update, as described above.  The currency weights were last revised on January 2, 2007; the previous currency weights were in use from December 15, 2005 to December 29, 2006.

The currencies chosen for inclusion in the Index in 1998 were determined pragmatically as those of economies whose bilateral shares of U.S. imports or exports exceeded 1/2 percent in 1997, the latest year for which complete annual trade data were then available.  On the basis of this criterion, 26 currencies were selected for inclusion in the Index.  Trade with the twenty-six economies represented in the Index accounted for over 90 percent of total U.S. imports and exports in 1997 and, while the U.S. import and export weights of several of these economies have changed since 1997, these twenty-six economies still accounted for more than 90 percent of U.S. trade in 2003.  As a result, the Federal Reserve Board to date has retained all 26 currencies as Index components.